Exhibit (a)(7)(M)

FINTECH MOBILE INC. TERMINATES
TENDER OFFERS FOR SHARES OF GRUPO IUSACELL
IN MEXICO AND IN THE UNITED STATES

FOR IMMEDIATE RELEASE

     New York, NY, July 30, 2003 – Fintech Mobile Inc., a wholly-owned subsidiary of U.S. investment management company Fintech Advisory Inc., announced today that it has terminated its cash tender offer in the United States for all of the outstanding Series V Shares held by persons not resident in Mexico and all of the outstanding American Depositary Shares of Grupo Iusacell, S.A. de C.V. (BMV:CEL; NYSE:CEL). It has also terminated its simultaneous cash tender offer in Mexico to purchase for cash all of the outstanding Series V Shares and Series A Shares of Grupo Iusacell.

     Fintech Mobile determined to take this action because on July 30, 2003, Movil Access S.A. de C.V., a company controlled by Ricardo Salinas Pliego, purchased a majority of the Series V Shares, Series A Shares and ADSs of Grupo Iusacell pursuant to tender offers by Movil Access.

     David Martinez, managing director of Fintech Advisory Ltd., an advisor to Fintech Mobile and Fintech Advisory, made the following statements: “It is clear from the results of the Salinas offer that minority shareholders did not participate, and that this was all about Verizon and Vodafone hastily exiting their investment. Why they would accept substantially less cash than we were offering certainly raises serious questions.”

     All certificates for Series V Shares, Series A Shares and ADSs of Grupo Iusacell tendered to Fintech Mobile will be returned (or, in the case of Series V Shares, Series A Shares and ADSs tendered by book-entry transfer, such Series V Shares and ADSs will be credited to DTC or Indeval account of the tendering party, as the case may be), without expense to the tendering shareholder, as promptly as practicable after July 30, 2003.

About Fintech

     Fintech Mobile is a Delaware corporation and a wholly-owned subsidiary of Fintech Advisory. Fintech Advisory is a Delaware corporation. Fintech Advisory is an investment management company that is an investment adviser to a fund that invests in debt securities of sovereign and private entities primarily in emerging markets.

* * *

     The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. If, at some future date, a new tender offer for the shares of Grupo Iusacell is commenced by Fintech Mobile and/or any affiliate of Fintech Mobile, a Schedule TO will be filed with the Securities and Exchange Commission and an Oferta Pública de Compra will be filed with the Mexican Comisión Nacional Bancaria y de Valores and the Mexican Stock Exchange, which materials would contain important information that should be read carefully by shareholders of Grupo Iusacell. Shareholders would be able to obtain a copy of the Schedule TO and related materials, when and if they became available, free at the SEC’s website at www.sec.gov and a copy of the Mexican Oferta Pública de Compra and related materials, when and if they became available, free at the Mexican Stock Exchange website at www.bmv.com.mx.

Further Information contact:

Julio Herrera
President
Fintech Advisory Inc.
375 Park Avenue
New York, NY 10152
(212) 593-4500

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